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                                                                    [SAVIA LOGO]

                                                                  April 30, 2003


SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street,
Washington, D. C. 20549


Dear Sirs:

     The General Ordinary Stockholders Meeting of Savia, S.A. de C.V., held on April 30, 2003, at 11:00 hours, in the Auditorium of the Santa Engracia's Hospital, in this city, adopted by the absolute majority of votes, the following main resolutions:

1.   The approval of the Report referred to in the general enunciation of article 172 of the General Law of Mercantile Corporations for the fiscal year ended December 31, 2002, Auditor Report and the Statutory Examiner's Report.

2. The approval of the Resolution on Net Income Application of the Fiscal Year to Retained Earnings.

3. The election of the Board of Directors Members and its President, as follows.

                                         BOARD OF DIRECTORS

          PROPRIETARY DIRECTORS                     ALTERNATE DIRECTORS
      Don Alfonso Romo Garza                     Don Mateo Mazal Beja
      (President)
      Don Alejandro Garza Laguera                Don Alejandro Garza Rangel
      Don Juan Romero Huxley                     Don Mariano Cobos Valencia
      Don Pablo Escandon Cusi                    Don Alejandro Perez Elizondo
      Don David Noel Ramirez Padilla             Don Adrian Rodriguez Macedo
      Don Bernardo Jimenez Barrera               Don Jose Manuel Garcia Garcia
      Don Ruben Martinez Donde                   Don Adrian Paez Martinez
      Don Eugenio Najera Solorzano               Don Gustavo Romo Garza
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                                    SECRETARY

                         Don Jose Luis Martinez Gonzalez

                                  PROSECRETARY

                          Don Alejandro Sanchez Mujica

4. The reelection of Mr. Luis Manuel Puente Hurtado and Mr. Jose Antonio Quesada Palacios, as Proprietary and Alternate Statutory Examiners, respectively.

5. To establish as the maximum amount of funds which may be applied to the purchase of its own shares, the sum of $1,000'000,000.00(ONE THOUSAND MILLION PESOS 00/100 MN).

       The above are the most important resolutions adopted by the Stockholder Meeting referred to above.

                                  BEST REGARDS,

                        LIC. JOSE LUIS MARTINEZ-GONZALEZ
                       Secretary of the Board of Directors